

<u>MAIL STOP 3561</u>

January 15, 2009

Mr. Alexander Toeldte
Chief Executive Officer
Boise Inc.
1111 West Jefferson Street, Suite 200
Boise, ID 83702-5388

       Re: Supplemental Response
              Boise Inc.
              Form 10-Q
              Filed August 6, 2008
              File No. 001-33541

Dear Mr. Toeldte:

       We have reviewed your filings and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Supplemental Response

Form 10-Q for the Period Ended March 31, 2008

Notes to Consolidated Financial Statements

2. Acquisition of Boise Cascade's Paper and Packaging Operations, page 6

1.   We reviewed your response to our prior comment 3, noting your use of a third party valuation expert to determine valuation of the transaction consideration which resulted in a 12% marketability discount from the observable market price. Please provide additional detail regarding the valuation analysis that was performed and how a 12% discount was deemed to be appropriate (versus another percentage). Specifically address the determination of fair value in accordance with SFAS 157. Discuss the valuation technique used (e.g. market, income and/or cost approach), the inputs used (observable, unobservable) and the priority of those inputs in the fair value hierarchy (e.g. level 1, level 2, level 3). We may have further comments upon review of your response.

        As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of any proposed revisions to expedite our review. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment.

        You may contact Bill Kearns, Staff Accountant, at (202) 551-3727 or Angela Halac, Senior Staff Accountant, at (202) 551-3398 if you have questions.

                                                Sincerely,

                                                John Reynolds
                                                Assistant Director

Cc: Craig Walker
Fax: (312) 827-8179